UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                   FORM 4

                STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP


   ( ) Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instructions 1(b).

   1.   Name and Address of Reporting Person:

        Wilmer J. Thomas, Jr.
        101 Selleck Hill Road
        Salisbury, Connecticut  06068

        U.S.A.

   2.   Issuer Name and Ticker or Trading Symbol:

        American Country Holdings Inc.
        ACHI

   3.   IRS or Social Security Number of Reporting Person (Voluntary):



   4.   Statement for Month/Year:

        April 2002

   5.   If Amendment, Date of Original (Month/Year):



   6. Relationship of Reporting Person(s) to Issuer (Check all applicable):
        (x) Director (x) 10% Owner ( ) Officer (give title below)
        ( ) Other (specify below):

   7.   Individual or Joint/Group Filing (Check Applicable Line):

        (x) Form filed by One Reporting Person
        ( ) Form filed by More than One Reporting Person





               Table I -- Non-Derivative Securities Acquired,
                     Disposed of, or Beneficially Owned

                                                                     5. Amount of
                    2. Trans-                                        Securities         6. Owner-
                     action   3. Trans-                             Beneficially       ship Form:
       1. Title of    Date      action    4. Securities Acquired     Owned at End      Direct (D) or  7. Nature of Indirect
         Security    (Month/     Code     (A) or Disposed of (D)       of Month        Indirect (I)    Beneficial Ownership
        (Instr. 3)  Day/Year) (Instr. 8)   (Instr. 3, 4 and 5)      (Instr. 3 and 4)    (Instr. 4)          (Instr. 4)
       -----------  --------- ---------- ------------------------   ----------------   -------------  ---------------------
                              Code   V   Amount    (A)or(D) Price
                              ----   -   ------    -------- -----
     Common Stock,  04/01/02  U      V   2,557,057     D    $2.10   -0-                      D
     $.01 par value



                  Table II -- Derivative Securities Acquired,
                     Disposed of, or Beneficially Owned
       (e.g., puts, calls, warrants, options, convertible securities)


                                                                                                                   10.
                                                                                                         9.      Owner-
                                                 5.                                                    Number    ship
                                               Number                                                  of Deri-   Form of
                    2.                        of Deriv-                                                vative    Deri-       11.
                 Conver-                        ative                                                  Securi-   vative    Nature
                 sion or                        Secur-                                                 ties     Secur-     of Indi-
         1.       Exer-      3.                 ities                            7.             8.     Benefi-    ity:     rect
      Title of     cise    Trans-              Acquired          6.          Title and        Price    cially   Direct     Benefi-
       Deriv-     Price    action     4.       (A) or       Date Exer-      Amount of        of Deriv- Owned at  (D) or     cial
       ative        of      Date    Trans-    Disposed     cisable and      Underlying       ative     End of   Indirect   Owner-
      Security    Deriv-  (Month/   action     of (D)       Expiration      Securities       Security   Month     (I)       ship
      (Instr.     ative     Day/     Code    (Instr. 3,    Date(Month/      (Instr. 3        (Instr.   (Instr.   (Instr.   (Instr.
         3)      Security  Year)  (Instr. 8)  4 and 5)      Day/Year)         and 4)            5)        4)        4)       4)
      --------   -------- ------- ---------- ----------  ---------------   ----------------- --------  -------- ---------  -------
                                  Code  V    (A) (D)     Date     Expir-           Amount or
                                  ----  -    --- ---     Exer-    ation            Number of
                                                         cisable  Date     Title   Shares
                                                         -------  ------   -----   ---------
      Series A     (1)    04/01/02  U   V        100,000 Immed.            Common  571,428   $12.00       -0-       D
      6%                                                                   Stock
      Convertible
      Preferred
      Stock


   Explanation of Responses:
   (1) The Series A 6% Convertible Preferred Stock has a stated value of $10 per share. The conversion price of the Preferred Stock is $1.75, subject to adjustment. Each share of Preferred Stock is convertible into such number of shares of Common Stock by dividing the stated value, plus accrued but unpaid dividends by the then effective conversion price. The terms of the Preferred Stock are set forth in the Certificate of Designations, Preferences, and Rights of Series A Convertible Preferred Stock.

   SIGNATURE OF REPORTING PERSON:



   /s/ Wilmer J. Thomas, Jr.
   ------------------------------
       Wilmer J. Thomas, Jr.


   Dated:  April 22, 2002